

NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, ELAINE F. MARSHALL, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF INCORPORATION

OF

NEURAMETRIX, INC.

the original of which was filed in this office on the 28th day of February, 2022.





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IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 28th day of February, 2022.

Elaine F. Marshall

Secretary of State

SOSID: 2365887
Date Filed: 2/28/2022 5:22:00 PM
Elaine F. Marshall
North Carolina Secretary of State
C2022 053 03391

State of North Carolina
Department of the Secretary of State

ARTICLES OF INCORPORATION

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

1. The name of the corporation is: NeuraMetrix, Inc.

2. The number of shares the corporation is authorized to issue is: 10000000

3. These shares shall be: ***(check either a or b)***

   a. ☒ All of one class, designated as common stock; or

   b. ☐ Divided into classes or series within a class as provided in the attached schedule, with the information required by N.C.G.S. Section 55-6-01.

4. The name of the initial registered agent is: Registered Agents Inc.

5. The North Carolina street address and county of the initial registered office of the corporation is:

   Number and Street 4030 Wake Forest Road, Ste 349

   City Raleigh State NC Zip Code 27609 County Wake

6. The mailing address, ***if different from the street address,*** of the initial registered office is:

   Number and Street 4030 Wake Forest Road, Ste 349

   City Raleigh State NC Zip Code 27609 County Wake

7. Principal office information: (***must select either a or b.***)

   a. ☒ The corporation has a principal office.

   The principal office telephone number: (415) 420-6636

   The street address and county of the principal office of the corporation is:

   Number and Street 18 Lookout Road

   City Asheville State NC Zip Code 28804-3238 County Buncombe

   The mailing address, ***if different from the street address***, of the principal office of the corporation is:

   Number and Street ______________________

   City ______________ State ________ Zip Code ____________ County ____________

   b. ☐ The corporation does not have a principal office.

8. Any other provisions, which the corporation elects to include, i.e., the purpose of the corporation, are attached.

9. The name and address of each incorporator is as follows:

Name   Address

Christian Ernst Fritz Olsson - 18 Lookout Road Asheville NC, 28804-3238 United States

Jan Erik Samzelius - Kommendoersgatan 8, Uppgang P, Vaning 4 Stockholm XX, 11448 Sweden

10. **(Optional):** Listing of Company Officers (See instructions on why this is important)

Name	Address	Title
Jan Erik Samzelius	Kommendörsgatan 8, Uppgang P, Vaning 4 Stockholm XX, 11448	Chief Executive Officer /Chairman of the Board
Christian Ernst Fritz Olsson	18 Lookout Road Asheville NC,	Vice President /Secretary

11. **(Optional):** Please provide a business e-mail address: _____Privacy Redaction_____ .
    The Secretary of State's Office will e-mail the business automatically at the address provided at no charge when a document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is being offered, please see the instructions for this document.

12. These articles will be effective upon filing, unless a future date is specified:

_____

This the _____22nd_____ day of ___February___ 20_22_____

_____
Christian E F Olsson
Signature

_____
Christian E F Olsson Incorporator
Type or Print Name and Title

NOTES:
1. **Filing fee is $125. This document must be filed with the Secretary of State.**

(Continued) Incorporators/Organizers - NeuraMetrix, Inc.

Jan Erik Samzelius - Kommendoersgatan 8, Uppgang P, Vaning 4 Stockholm XX, 11448 Sweden Signature: Jan E
Samzelius

(Continued) Additional Officers/Officials - NeuraMetrix, Inc.

Christian Ernst Fritz Olsson - Vice President Signature: Christian Ernst Fritz Olsson
Address: 18 Lookout Road Asheville NC, 28804-3238 United States